UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
6 July 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blueknight Energy Partners, L.P.

File No. 1-33503 – CF# 32403

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Blueknight Energy Partners, L.P. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 30, 2010, and March 14, 2013.

Based on representations by Blueknight Energy Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.54	10-K	March 30, 2010	through May 1, 2017
10.13	10-K	March 14, 2013	through May 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary